UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549-1004

FORM 11-K

        (Mark One)

☒
Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the period ended December 31, 2001

OR

☐
Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission file number 1-9553

WESTINGHOUSE SAVINGS PROGRAM

(Full title of the plan)

VIACOM INC.

(Name of issuer of the securities held pursuant to the plan)

1515 Broadway
New York, New York 10036

(Address of principal executive offices)

WESTINGHOUSE SAVINGS PROGRAM
FINANCIAL STATEMENTS

DECEMBER 31, 2001

INDEX

Pages
(a) Financial Statements:
Report of Independent Accountants	1
Statements of net assets available for benefits at December 31, 2001 and December 31, 2000	2
Statement of changes in net assets available for benefits for the year ended December 31, 2001	3
Notes to financial statements	4 - 8
Schedules
Supplemental Schedules:
Schedule of assets held at end of year	I
All other schedules are omitted as not applicable or not required.
(b) Exhibit:
23.1—Consent of Independent Accountants

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

WESTINGHOUSE SAVINGS PROGRAM
Date: June 28, 2002	By:	/s/ BARBARA MICKOWSKI Barbara Mickowski Member of the Retirement Committee

Report of Independent Accountants

To the Participants and Administrator of the
Westinghouse Savings Program

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Westinghouse Savings Program (the "Plan") at December 31, 2001 and 2000 and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
New York, New York
June 14, 2002

WESTINGHOUSE SAVINGS PROGRAM
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in thousands)

	At December 31,
	2001	2000
ASSETS
Cash and cash equivalents	$5,834	$3,376
Investments, at fair value:
Registered investment companies	363,271	522,093
Viacom Inc. Class B Common Stock	159,838	188,783
Loans to participants	150	2,591
Investments, at contract value:
Fixed Income Fund	1,631,434	1,656,424
Receivables:
Interest	12,368	5,527
Investments sold	1,553	447

Total Assets	2,174,448	2,379,241

LIABILITIES
Investment manager fees payable	193	94
Other accounts payable	521	546

Net assets available for benefits	$2,173,734	$2,378,601

The accompanying notes are an integral part of these financial statements

WESTINGHOUSE SAVINGS PROGRAM
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in thousands)

Year ended December 31, 2001
Additions to net assets attributed to:
Dividend income	$3,273
Interest income	103,910

Total additions	107,183

Deductions to net assets attributed to:
Benefits paid to participants	(227,936)
Net depreciation in fair value of investments	(83,250)
Investment manager fees	(864)

Total deductions	(312,050)

Net decrease	(204,867)
Net assets available for benefits, beginning of year	2,378,601

Net assets available for benefits, end of year	$2,173,734

The accompanying notes are an integral part of these financial statements

WESTINGHOUSE SAVINGS PROGRAM
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands)

NOTE 1—PLAN DESCRIPTION

The following is a brief description of the Westinghouse Savings Program (the "Plan") and is provided for general information only. Participants should refer to the Plan document for more complete information regarding the Plan.

The Plan was established by CBS Corporation ("CBS") (formerly doing business as Westinghouse Electric Corporation). On May 4, 2000, CBS was merged with and into Viacom Inc. ("Viacom" or "the Company"). As a result of the merger, the Company became the sponsor of the Plan.

Pursuant to the May 4, 2000 merger between CBS and Viacom, each share of CBS common stock held by the Plan was converted into 1.085 shares of Viacom Class B Common Stock. All other Plan provisions and investment options have remained the same.

At December 31, 2001 and 2000, all participants of the Plan were retirees or terminated employees who are fully vested. No contributions can be made to the Plan and no new loans may be requested. At a participant's option, a defined benefit pension distribution can be transferred into the Plan provided the participant is eligible as defined by the defined benefit pension plan. All participant accounts are participant directed.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and is administered by an internal retirement committee (the "Retirement Committee") appointed by the Board of Directors of the Company.

Investment and Participant Accounts

Mellon Bank is the trustee and custodian of Plan assets. The short term investment fund is managed by Mellon Bank and therefore qualifies as a party-in-interest.

Plan participants have the option of investing their rollover contributions and account balances in increments of one percent among the following investment options:

  American Century Ultra Fund
  Deutsche Equity Index Fund
  Deutsche Lifecycle Short Range Fund
  Deutsche Lifecycle Mid Range Fund
  Deutsche Lifecycle Long Range Fund
  Fidelity Growth and Income Fund
  Fixed Income Fund
  Janus Fund
  J.P. Morgan Institutional Diversified Fund
  J.P. Morgan Fleming International Value Equity Fund
  Viacom Stock Fund

Loans to Participants

Prior to 2000, participants were eligible to receive loans based on their account balances. As the Plan is frozen, no new loans can be requested. The maximum loan available to a participant was the lesser of 50% of the participant's vested account balance or $50. The interest rate on participant loans was established on the last day of the calendar quarter prior to the loan origination date at a rate of 1% above the annual prime commercial rate. All loans are subject to specific repayment terms and are collateralized by the participants' nonforfeitable interest in his/her account equivalent to the principal amount of the loan.

WESTINGHOUSE SAVINGS PROGRAM
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands)

Distributions and Withdrawals

Participants in the Plan, or their beneficiaries, may receive their account balances, in a lump sum or in installments over a period of up to 20 years, in the event of retirement, termination of employment, disability or death. Participants must receive a required minimum distribution upon attainment of age 70 1/2.

A participant may obtain a hardship withdrawal provided that the requirements for hardship are met, as defined by the Plan. There is no restriction on the number of hardship withdrawals permitted.

Termination Priorities

Although the Company anticipates that the Plan will continue indefinitely, it reserves the right by action of its board of directors to amend or terminate the Plan provided that such action is in accordance with applicable law. In the event that the Plan is terminated, subject to conditions set forth in ERISA, the Plan provides that the net assets of the Plan be distributed to participants in proportion to their respective vested interests in such net assets at that date.

Plan Expenses

The Retirement Committee is responsible for the general administration of the Plan and for carrying out the provisions thereof. The investment assets of the Plan are administered by a trustee appointed by a separate internal investment committee appointed by the Board of Directors of the Company. Investment manager and administrative fees are paid by the Plan. Investment fees associated with the fixed income fund are netted against investment income.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accrual method of accounting is used for financial statement presentation.

Investment Valuation and Income Recognition

Short-term money market obligations are carried at cost which approximates fair value due to the short-term maturity of these investments. Viacom Inc. Class B Common Stock is reported at fair value based on the quoted market price of the stock on the New York Stock Exchange. Investments with registered investment companies are reported at fair value based upon the market value of the underlying securities as priced by national security exchanges. Guaranteed insurance contracts and synthetic guaranteed insurance contracts, which are investment vehicles of the Fixed Income Fund, are fully benefit responsive and are therefore reported at contract value, which represents the aggregate amount of deposits thereto, plus interest at the contract rate, less withdrawals. Loans to participants are valued at cost which approximates market value. The loans outstanding as of December 31, 2001 carry interest rates ranging from 7.0% to 9.75%. Cash and cash equivalents are valued at cost plus accrued interest, which approximates market value. Interest income is accrued as earned and dividend income is recorded on the ex-dividend date.

WESTINGHOUSE SAVINGS PROGRAM
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands)

Security Transactions

Purchases and sales of securities are recorded on the trade date. The historical average cost basis is used to determine gains or losses on security dispositions.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make estimates and assumptions, such as those regarding fair value, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of such securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the related statement of changes in net assets available for benefits.

WESTINGHOUSE SAVINGS PROGRAM
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands)

NOTE 3—INVESTMENTS

The following table presents the values of investments that represent 5% or more of the Plan's net assets as of December 31, 2001 and 2000.

	December 31,
	2001		2000
	Shares / Units	Current Value	Shares / Units	Current Value
	(in thousands)		(in thousands)
Investment Contracts:
Monumental Life Insurance	343,372	$343,372	365,919	$365,919
Union Bank of Switzerland AG	282,714	282,714	365,919	365,919
CDC Financial Products, Inc.	222,567	222,567	365,919	365,919
Viacom Inc. Class B Common Stock	3,620	159,838	4,038	188,783
Fidelity Growth and Income Fund	2,597	97,083	3,059	128,784
Deutsche Equity Index Fund	787	101,736	885	133,695

During the year ended December 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated as follows:

2001
Registered investment companies	$(74,656)
Viacom Inc. Class B Common Stock	(8,594)

Net depreciation	$(83,250)

NOTE 4—RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	At December 31,
	2001	2000
Net assets available for benefits per the financial statements	$2,173,734	$2,378,601
Amounts allocated to withdrawing participants	(3,057)	(3,119)

Net assets available for benefits per the Form 5500	$2,170,677	$2,375,482

WESTINGHOUSE SAVINGS PROGRAM
NOTES TO FINANCIAL STATEMENTS
(Dollars in thousands)

The following is a reconciliation of benefits paid to participants as reflected in the financial statements to the Form 5500 for the 2001 Plan year:

For the Year Ended December 31, 2001
Benefits paid to participants per the financial statements	$227,936
Add amounts allocated to withdrawing participants as of December 31, 2001	3,057
Less amounts allocated to withdrawing participants as of December 31, 2000	(3,119)

Benefits paid to participants per the Form 5500	$227,874

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

NOTE 5—INCOME TAX STATUS

A favorable determination letter was received from the Internal Revenue Service on December 24, 2001 stating that the Plan is exempt from federal income taxes under the provisions of Section 501(a) of the Internal Revenue Code.

NOTE 6—INVESTMENT IN FIXED INCOME SECURITIES

The following table presents the investments in the Fixed Income Fund as of December 31, 2001 and 2000:

	2001	2000
Guaranteed Investment Contracts	$548,779	$380,552
Synthetic Guaranteed Investment Contracts	1,072,763	1,213,775
Cash equivalents	9,892	62,097

	$1,631,434	$1,656,424

At December 31, 2001 and 2000, the fair value of the investments in the Fixed Income Fund in the aggregate was approximately $1,722,920 and $1,693,000, respectively.

Synthetic guaranteed investment contracts utilize benefit-responsive wrapper contracts issued by various third-party issuers. The wrapper contracts provide market and cash flow risk protection to the Plan and provide for the execution of participant initiated transactions in the Plan at contract value. The synthetic guaranteed investment contracts include investments in derivatives including collateralized mortgage obligations (CMOs), real estate investment conduits (REMICs), other mortgage derivatives, call/put options on Treasury securities and U.S. Treasury bond and Eurodollar futures contracts. The notional and fair values of these derivatives, as estimated by the various investment managers based on discounted cash flow analysis, are $398,070 and $102,673 as of December 31, 2001 and ($111,553) and $123,734 as of December 31, 2000, respectively.

The average blended yield of all the investment contracts as of December 31, 2001 was 6.5%. The annual one-year return for the year ended December 31, 2001 was 6.47%.

SCHEDULE I

WESTINGHOUSE SAVINGS PROGRAM
SCHEDULE OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2001
(in thousands)

Identity of issue, borrowing lessor or similar party	Unit/Principal Amount/Shares	Cost	Current Value
Registered Investment Companies:
Deutsche Equity Index Fund	787	$89,628	$101,736
Fidelity Growth and Income Fund	2,597	84,659	97,083
Janus Fund	3,137	102,608	77,169
American Century Ultra Fund	2,153	68,107	59,505
Deutsche Lifecycle Mid Range Fund	659	7,096	6,423
J. P. Morgan Institutional Diversified Fund	467	6,023	5,908
Deutsche Lifecycle Long Range Fund	545	6,651	5,786
Deutsche Lifecycle Short Range Fund	488	5,067	4,907
J. P. Morgan Fleming International Value Equity Fund	559	6,885	4,754
Stock Fund:
* Viacom Inc. Class B Common Stock	3,620	156,478	159,838
Fixed Income Fund:
Guaranteed Insurance Contracts
Principle Life Insurance Company GA 4-35033 5.41% 12/02/2002	94,415	94,415	94,415
John Hancock Mutual Life Insurance Company No. 15046 GAC 6.40% 12/20/2030	68,547	68,547	68,547
Security Life of Denver Insurance Company SA-0276 5.82% 6/1/2006	51,398	51,398	51,398
Protective Life Insurance Company GA-1691 6.60% 12/20/2030	47,811	47,811	47,811
Prudential Insurance Company of America GA-10112-212 5.75% 11/1/2005	36,322	36,322	36,322
Security Benefit Life Insurance Company G-0104 6.50% 12/20/2030	35,383	35,383	35,383
Prudential Insurance Company of America GA-10112-211 6.55% 12/20/2030	31,856	31,856	31,856
Jackson National Life Insurance Company G-1379 6.32% 12/20/2030	30,931	30,931	30,931
Security Life of Denver Insurance Company FA-0926 5.7% 12/2/2030	30,741	30,741	30,741
Business Mens Assurance Company of America No. 1423 5.92% 3/1/2005	26,021	26,021	26,021
Canada Life Assurance Company P46100 5.64% 12/2/2030	25,612	25,612	25,612
Canada Life Assurance Company P46107 5.73% 12/20/2030	17,282	17,282	17,282
Security Benefit Life Insurance Company G-0111 5.7% 12/2/2030	15,374	15,374	15,374
Jackson National Life Insurance Company G-13782 5.29% 12/20/2030	14,215	14,215	14,215
Business Mens Assurance Company of America No. 1436 6.01% 12/20/2030	12,254	12,254	12,254
Prudential Insurance Company of America GA-10112-221 5.53% 12/20/2030	10,617	10,617	10,617

S-1

WESTINGHOUSE SAVINGS PROGRAM
SCHEDULE OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2001
(in thousands)

Identity of issue, borrowing lessor or similar party	Unit/Principal Amount/ Shares/Maturity and Interest Rates	Cost	Current Value
Synthetic Guaranteed Insurance Contracts
Monumental Life Insurance Company MDA00303TR 102.70% 12/20/2030	343,372	343,372	343,372
Union Bank of Switzerland No. 3071 102.70% 12/20/2030	282,714	282,714	282,714
Caisse des Depots et Consignations No. 1225-01 102.70% 12/20/2030	222,567	222,567	222,567
Caisse des Depots et Consignations BR-222-06 5.93% 12/20/2030	92,549	92,549	92,549
Caisse des Depots et Consignations BR-222-07 5.49% 12/2/2030	61,431	61,431	61,431
Caisse des Depots et Consignations BR-222-05 5.74% 10/15/2002	50,306	50,306	50,306
Caisse des Depots et Consignations BR-222-04 6.53% 5/15/2002	19,824	19,824	19,824
Short Term Investment Fund
* Mellon Trust 6.69%	9,892	9,892	9,892

Total Fixed Income Fund	1,631,434	1,631,434	1,631,434

*Loans to participants	Various maturities and interest rates ranging from 7.0% to 9.75%		150

Total investments			$2,154,693

*
Identified as a party-in-interest to the Plan.

S-2